SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated August 16, 2011 re TAT Technologies Reporting Year 2011 Second Quarter Results.

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies Reports Year 2011 Second Quarter Results

GEDERA, Israel, Tuesday, August 16, 2011 /PRNewswire-FirstCall/ -- TAT Technologies Ltd. (NASDAQ: TATT - News), a leading provider of services and products to the commercial and military aerospace and ground defense industries, reported today its results for the three month and six month periods ended June 30, 2011.

Financial Highlights:

TAT announced revenues of $19.9 million and a net income of $0.64 million for the three months ended June 30, 2011, compared to revenues of $18.6 million with net income of $0.02 million for the three months ended June 30, 2010 an increase of 6.7% in revenues and of 3,342% in net income

During the Second quarter of 2011, revenues were impacted by (i) the increase in revenues in the OEM of Heat Management Solutions segment; (ii) the increase in revenues in the Heat Transfer Services and Products segment; (iii) the increase in revenues in the MRO Services for Aviation Components segment; (iv) partially offset by the decrease in revenues in the OEM of Electric Motion Systems segment.

Revenue breakdown by the principal operational segments for the three-month period ended June 30, 2011 and 2010, respectively, was as follows:

	Three Months Ended June 30.
	2011		2010		% of Change Between Periods
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
	unaudited		Unaudited
Revenues
OEM of Heat Management Solutions	$6,337	31.8%	$5,293	28.3%	19.7%
Heat Transfer Services and Products *	6,606	33.2%	6,039	32.4%	9.4%
MRO services of Aviation Components *	4,985	25.1%	3,826	20.5%	30.3%
OEM of Electric Motion Systems	2,958	14.9%	3,672	19.7%	(19.4	) %
Eliminations	(992)	(5)%	(181)	(0.9)%	447.9%
Total revenues	$19,894	100.00%	$18,649	100.00%	6.7%

	Six Months Ended June 30.
	2011		2010		% of Change Between Periods
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
	unaudited		Unaudited
Revenues
OEM of Heat Management Solutions	$13,977	33.8%	$14,193	38.3%	(1.5)%
Heat Transfer Services and Products *	13,073	31.7%	11,209	30.3%	16.6%
MRO services of Aviation Components *	9,784	23.7%	7,610	20.5%	28.6%
OEM of Electric Motion Systems	6,528	15.8%	5,617	15.2%	16.2%
Eliminations	(2,065)	(5)%	(1,613)	(4.3)%	28.0%
Total revenues	$41,297	100.00%	$37,016	100.00%	11.6%

* As of January 1, 2011, TAT began reporting its operations based on four operating segments, after dividing its MRO Services operating segment into two separate segments: Heat Transfer Services and Products; and MRO services for Aviation Components. Accordingly, the revenues and costs reported for the three months and six months periods ended June 30, 2010 for MRO Services operating segment were divided between these two new operating segments. Additionally, the operating segment name of ‘OEM of Heat Transfer Products’ was changed to OEM of Heat Management Solutions.

Dr. Shmuel Fledel, TAT’s CEO commented:

“The second quarter of year 2011 is the continuation of TAT’s consistent improvement trend in our dominant operating segments – the OEM of Heat Management Solutions, Heat Transfer Services and Products, and MRO Services of Aviation Components, during which we increased our revenues and improved our margins, compared to the same period in 2010.  This improvement is attributable to the efforts we made during the year 2010 in expanding our marketing and sales activities as well as in working rigorously to improve our production flow and yields. During the second quarter we also experienced a decrease in revenues and margins in the OEM of Electric Motion Systems compared to the same period in 2010, resulting from growing weakness in this segment, however on a ‘Year to Date’ basis, revenues were improved significantly compared to the same period in 2010.

We are encouraged by global trends of increased traffic reported by airlines and we believe we are witnessing a steady recovery in the demand for MRO services, as well as positive indications from OEMs in the aerospace and defense industries, which impact our businesses.

We continue to focus on our core capabilities while expanding our business offerings worldwide.

We believe that our efforts along with continuing improvement in the global aviation industry, will sustain the improved trend line of our performance in 2011”.

TAT TECHNOLOGIES AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited, in thousands, except share data)

	June 30,	June 30,
	2011	2010
ASSETS
Current Assets:
Cash and cash equivalents	$27,872	$26,735
Marketable securities	2,563	3,454
Restricted deposit	5,086	5,068
Trade accounts receivable (net of allowance for doubtful accounts of $2,436 and $2,453 as of June 30, 2011 and June 30, 2010, respectively)	17,951	16,390
Inventories	35,377	34,995
Other accounts receivable and prepaid expenses	7,198	6,673

Total current assets	96,047	93,315

Investment in affiliate	4,972	9,319
Funds in respect of employee right upon retirement	3,070	2,551
Long-term deferred tax	1,006	162
Property, plant and equipment, net	14,825	14,123
Intangible assets, net	1,601	2,615
Goodwill	1,166	5,251

Total assets	$122,687	$127,336

LIABILITIES AND EQUITY

Current Liabilities:
Current maturities of long-term loans	10,298	3,136
Trade accounts payables	6,581	7,032
Other accounts payable and accrued expenses	6,609	5,912

Total current liabilities	23,488	16,080

Long-Term Liabilities:

Long-term loans, net of current maturities	737	7,186
Other accounts payable	121	-
Liability in respect of employee rights upon retirement	3,742	3,125
Long-term deferred tax liability	880	2,737

Total long-term liabilities:	5,480	13,048
EQUITY:
Share capital
Ordinary shares of NIS 0.9 par value – Authorized:
10,000,000 shares at June 30, 2011 and 2010; Issued and outstanding: 9,073,043 and 8,815,003 shares respectively at June 30, 2011 and 2010	2,790	2,790
Additional paid-in capital	64,455	64,420
Accumulated other comprehensive loss	(77)	(1,149)
Treasury stock, at cost, 258,040 shares at June 30, 2011 and 2010	(2,018)	(2,018)
Retained earnings	25,397	31,405
Total TAT Technologies shareholders' equity	90,547	95,448
Noncontrolling interest	3,172	2,760

Total equity:	93,719	98,208

Total liabilities and equity	$122,687	$127,336

TAT TECHNOLOGIES AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited, in thousands, except share and per share data)

	Three months ended		Six months ended
	June 30,		June 30
	2011	2010	2011	2010

Revenues:
OEM of Heat Management Solutions	$6,337	$5,293	$13,977	$14,193
Heat Transfer Services and Products *	6,606	6,039	13,073	11,209
MRO services for Aviation Components *	4,985	3,826	9,784	7,610
OEM of Electric Motion Systems	2,958	3,672	6,528	5,617
Eliminations	(992)	(181)	(2,065)	(1,613)
	19,894	18,649	41,297	37,016

Cost and operating expenses:
OEM of Heat Management Solutions	5,275	4,809	10,666	10,770
Heat Transfer Services and Products	4,803	3,921	9,501	8,010
MRO services for Aviation Components	4,073	3,567	8,140	7,520
OEM of Electric Motion Systems	2,642	2,638	5,129	4,166
Eliminations	(992)	(578)	(1,942)	(1,780)
	15,801	14,357	31,494	28,686
Gross Profit	4,093	4,292	9,803	8,330

Research and development costs	198	186	463	327
Selling and marketing expenses	885	960	1,766	1,666
General and administrative expenses	2,555	2,684	5,025	5,275
	3,638	3,830	7,254	7,268
Operating income	455	462	2,549	1,062

Financial expense	(336)	(699)	(644)	(1,087)
Financial income	458	315	975	656

Income before income taxes	577	78	2,880	631

Income taxes	489	176	1,269	202

Net income (loss)	88	(98)	1,611	429
Gain from dilution of interests in affiliated company	240	-	240	-
Share in results of affiliated company	197	213	283	419
less: Net loss (income) attributable to noncontrolling interest	(110)	96	(3)	91
Net income attributable to controlling interest	$635	$19	$2,137	$757

Basic net income per share attributable to controlling interest	$0.07	$0.01	$0.24	$0.09
Diluted net income per share attributable to controlling interest	$0.07	$0.01	$0.24	$0.09

Weighted average number of shares - basic	8,815,003	8,815,003	8,815,003	8,815,003
Weighted average number of shares – diluted	8,815,003	8,815,003	8,815,003	8,816,668

* As of January 1, 2011, TAT began reporting its operations based on four operating segments, after dividing its MRO Services operating segment into two separate segments: Heat Transfer Services and Products; and MRO services for Aviation Components. Accordingly, the revenues and costs reported for the three months and six months  ended June 30, 2010 for MRO Services operating segment were divided between these two new operating segments. Additionally, the operating segment name of ‘OEM of Heat Transfer Products’ was changed to OEM of Heat Management Solutions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Background

TAT operates under four segments:  (i) Original Equipment Manufacturing or “OEM” of Heat Management Solutions (ii) OEM of Electric Motion Systems (iii) Heat Transfer Services and Products and (iv) Maintenance, Repair and Overhaul or “MRO” services of Aviation Components.

Until December 31, 2010, TAT operated under three segments. As of January 1, 2011, TAT began reporting its operations based on four operating segments, after dividing its MRO Services operating segment into two separate segments: Heat Transfer Services and Products; and MRO services for Aviation Components. Accordingly, the revenues and costs reported for the three months and six months ended June 30, 2010 for MRO Services operating segment were divided between these two new operating segments. Additionally, the operating segment name of ‘OEM of Heat Transfer Products’ was changed to OEM of Heat Management Solutions.

OEM of Heat Management Solutions primarily includes the design, development, manufacture and sale of (i) a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) environmental control and cooling systems on board aircraft and for ground applications; and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

OEM of Electric Motion Systems primarily includes the design, development, manufacture and sale of a broad range of electrical motor applications for airborne and ground systems.

Heat Transfer Services and Products includes the maintenance, repair and overhaul of heat transfer equipment and in a lesser extent, the manufacturing of certain heat transfer products. TAT’s Limco subsidiary operates an FAA certified repair station, which provides heat transfer MRO services and products for airlines, air cargo carriers, maintenance service centers and the military.

MRO services for Aviation Components includes the maintenance, repair and overhaul of APUs, landing gear and other aircraft components. TAT’s Piedmont subsidiary operates an FAA certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

Three months ended June 30, 2011 compared with three months ended June 30, 2010

Revenues. Total revenues for the three months ended June 30, 2011, were $19.9 million compared to $18.6 million for the three months ended June 30, 2010, an increase of 6.7%. This reflects (i) the increase in revenues in the OEM of Heat Management Solutions segment; (ii) the increase in revenues in the Heat Transfer Services and Products segment; and (iii) the increase in revenues in the MRO Services for Aviation Components segment; (iv) partially offset by the decrease in revenues in the OEM of Electric Motion Systems segment.

Cost of revenues. Cost of revenues was $15.8 million for the three months ended June 30, 2011 compared to $14.4 million for the three months ended June 30, 2010, an increase of 10%. This reflects primarily an increase in cost of revenues in the OEM of Heat Management Solutions, in the Heat Transfer Services and Products and in the MRO Services for Aviation Components segments, attributable to the increase in revenues in these operating segments.

Cost of revenues as a percentage of revenues increased to 79% for the three months ended June 30, 2011, compared to 77% for the three months ended June 30, 2010. This increase is primarily attributable to product mix with lower margin products sold during the quarter in the OEM of Electric Motion Systems operations.

Research and development. Research and Development expenses were $0.2 million for the three months ended June 30, 2011 and 2010. Research and Development expenses as a percentage of revenues were 1% for the three months ended June 30, 2011 and 2010. TAT expects to continue to incur and record research and development expenses in coming years.

Selling and marketing expenses. Selling and marketing expenses were $0.88 million for the three months ended June 30, 2011, compared to $0.96 million for the three months ended June 30, 2010, a decrease of 7.8%. The decrease was primarily attributable to the decrease in selling and marketing expenses in the MRO Services for Aviation Components segment. Selling and marketing expenses as a percentage of revenues were 4.4% for the three months ended June 30, 2011, compared to 5.1% for the three months ended June 30, 2010. TAT expects to continue to invest additional resources in selling and marketing activities in coming years.

General and administrative expenses. General and administrative expenses were $2.6 million for the three months ended June 30, 2011, compared to $2.7 million for the three months ended June 30, 2010, a decrease of 4.8%. The decrease was primarily attributable to the decrease in General and administrative expenses in the MRO Services for Aviation Components segment. General and administrative expenses as a percentage of revenues decreased to 12.8% for the three months ended June 30, 2011, from 14.4% for the three months ended June 30, 2010.

Operating income. For the three months ended June 30, 2011 TAT reported operating income of $0.46 million, similar to operating income for the three months ended June 30, 2010.

Financial expense. Financial expense for the three months ended June 30, 2011, was $0.3 million compared to financial expense of $0.7 million for the three months ended June 30, 2010. Financial expense during the quarter primarily resulted from changes in the exchange rate between the U.S. dollar and the Israeli Shekel, and from interest payments on long-term loans.

Financial income. Financial income for the three months ended June 30, 2011, was $0.46 million, compared to $0.3 million for the three months ended June 30, 2010. Financial income during the quarter primarily resulted from changes in exchange rates between the U.S. dollar and the Israeli Shekel, from the change in the fair value of unrealized forward transactions profits as of the quarter's end, and from interest received from the Israeli tax authorities for excess payments made in previous years.

Taxes. Total income tax for the three months ended June 30, 2011, was $0.49 million, compared to total income tax of $0.2 million for the three months ended June 30, 2010. The increase in income tax for the three months ended June 30, 2011, is primarily attributable to an increase in pre-tax income in the company’s operations in the U.S.; offset by decreased income before tax in the OEM of Heat Management Solutions and OEM of Electric Motion Systems operations in Israel.

Gain from dilution in interests in affiliated company. The Company recorded a gain of $0.24 million for the three months ended June 30, 2011 resulted from a dilution in its interests in the affiliated company, First Aviation Services, Inc. (“FAvS”), from 36.6% to 30.3% (see also under “Settlement Agreement with FAvS” further below).

Share in Results of affiliated Company. TAT recognized income of $0.20 million from its 36.6% interest in FAvS’s results for the three months ended June 30, 2011 similar to  the three months ended June 30, 2010. As of June 30, 2011 TAT's interest in FAvS was diluted to 30.3% (see also “Settlement Agreement with FAvS” further below).

Net income (loss) attributable to noncontrolling interest. TAT recognized net income of $0.11 million attributable to noncontrolling interest for the three months ended June 30, 2011, attributable to our 70% held Bental subsidiary, compared to $0.1 million of net loss attributable to our noncontrolling interest for the three months ended June 30, 2010.

Net income attributable  to controlling interest. TAT recognized net income of $0.64 million for the three months ended June 30, 2011 compared to net income of $0.02 million for the three months ended June 30, 2010.

Six months ended June 30, 2011compared with the six months ended June 30, 2010

Revenues. Total revenues were $41.3 million for the six months ended June 30, 2011, compared to $37.0  million for the six months ended June 30, 2010, an increase of 11.6%. This reflects (i) the increase in revenues in the Heat Transfer Services and Products segment; (ii) the increase in revenues in the MRO Services for Aviation Components segment; and (iii) the increase in revenues in the OEM of Electric Motion Systems segment; (iv) partially offset by the decrease in revenues in the OEM of Heat Management Solutions segment.

Cost of revenues. Cost of revenues was $31.5 million for the six months ended June 30, 2011 compared to $28.7 million for the six months ended June 30, 2010, an increase of 9.8%. This reflects an increase in cost of revenues in the Heat Transfer Services and Products, in the MRO Services for Aviation Components and in the OEM of Electric Motion Systems segments, attributable to the increase in revenues in these operating segments.

Cost of revenues as a percentage of revenues was 76.3 % for the six months ended June 30 ,2011, compared to 77.5 %  for the six months ended June 30, 2010. This decrease is primarily attributable to product mix with higher margin products sold during the six months ended June 30, 2011, in the MRO Services for Aviation Components segment, partially offset by product mix with lower margin products sold during the six months ended June 30, 2011, in the OEM of Electric Motion Systems segment.

Research and development. Research and Development expenses were $0.46 million for the six months ended June 30, 2011, compared to $0.33 million for the six months ended June 30, 2010, and are mainly related to new products and technologies within the OEM operations in Israel. Research and Development expenses as a percentage of revenues were 1% for the six months ended June 30, 2011 and 2010.  TAT expects to continue to incur and record research and development expenses in coming years.

Selling and marketing expenses. Selling and marketing expenses slightly increased to $1.8 million for the six months ended June 30, 2011, from $1.7 million for the six months ended June 30, 2010, an increase of 6%. The moderate increase is attributable to the increase in selling and marketing expenses in the OEM of Electric Motion Systems segment, partially offset by the decrease in these expenses in the Heat Transfer Services and Products segment. Selling and marketing expenses as a percentage of revenues were 4.3 % for the six months ended June 30, 2011, compared to 4.5% for the six months ended June 30, 2010.

General and administrative expenses. General and administrative expenses slightly decreased to $5.0 million for the six months ended June 30, 2011, from $5.2 million for the six months ended June 30, 2010, a decrease of 4.7%. The moderate decrease in general and administrative expenses was primarily attributable to cost reduction in the MRO Services for Aviation Components segment. General and administrative expenses as a percentage of revenues was 12.2 % for the six months period ended June 30, 2011, compared to 14.3% for the six months ended June 30, 2010.

Operating income. TAT reported an operating income of $2.5 million for the six months ended June 30, 2011, compared to $1.0 million for the six months ended June 30, 2010, an increase of 140%. The increase in the operating income is primarily attributable to income from operations in the MRO Services for Aviation Components segment for the six months ended June 30, 2011 , compared to an operating loss  for this segment for the six months ended June 30, 2010, and to an increased operating income in the Heat Transfer Services and Products segment which were partially offset by decreased operating income in the OEM of Heat Management Solutions and OEM of Electric Motion Systems operating segments.

Financial expenses. Financial expenses for the six months ended June 30, 2011 were $0.6 million, compared to $1.1 million for the six months ended June 30, 2010. Financial expense during  the six months ended June 30, 2010, primarily resulted from changes in exchange rates between the U.S. dollar and the Israeli Shekel and between the U.S. dollar and the Euro, as well as interest payments on long-term loans.

Financial income. Financial income for the six months ended June 30, 2011 was $0.98 million, compared to $0.66 million for the six months ended June 30, 2010. Financial income during the six months period ended on June 30, 2010, resulted  from changes in exchange rates between the U.S. dollar and the Israeli Shekel, interest received from the Israeli tax authorities for excess payments made in previous years and from the change in the fair value of unrealized forward transactions profits as of the quarter's end.

Taxes. Total income tax for the six months ended June 30, 2011, was $1.3 million, compared to income tax of $0.2 million for the six months ended June 30, 2010. The increase in income tax for the six months period ended on June 30, 2011 is primarily attributable to the increase in pre-tax income in the Company's operations in the U.S.

Gain from dilution in interests in affiliated company. The Company recorded a gain of $0.24 million for the six months ended June 30, 2011 resulted from a dilution in its interests in the affiliated company, First Aviation Services, Inc. (“FAvS”), from 36.6% to 30.3% (see also under “Settlement Agreement with FAvS” further below).

Share in Results of Related Company. TAT recognized income of $0.28 million from its 36.6% interest in FAvS’s results for the six months ended June 30, 2011 compared to income of $0.42 million for the six months ended June 30, 2010. As of June 30, 2011 TAT holding percentage in FAvS were diluted to 30.3% (see also further below under “Settlement Agreement with FAvS”).

Net income (loss) attributable to noncontrolling interest. TAT recognized an immaterial net income attributable to noncontrolling interest for the six months ended June 30, 2011 compared to net loss attributable to noncontrolling interest of $0.1 million for the six months ended June 30, 2010, attributable to TAT’s 70% held Bental subsidiary.

Net income attributable to controlling interest. TAT recognized a net income of $2.1 million for the six months period ended on June 30, 2011 compared to net income of $0.7 million for the six months ended on June 30, 2010.

Liquidity and Capital Resources

As of June 30, 2011, TAT had cash and cash equivalents and short-term deposits of $27.8 million, short term investments and marketable securities of $2.5 million and restricted cash of $5.1  million, which equals $35.4 million of financial assets, compared with cash and cash equivalents and short-term deposits of $26.7 million, short term investments and marketable securities of $3.5 million and restricted cash of $5.1 million, which equals $35.3 million of financial assets as of March 31, 2010.

On June 15, 2011, TAT’s subsidiary, Limco-Piedmont extended its credit facility with a U.S bank for an additional 3 months ending on September 15, 2011 for borrowings of up to $10 million under certain conditions, of which, as of June 30, 2011, Limco-Piedmont had utilized $4.4 million. TAT is in negotiations with the U.S. bank concerning the renewal of the credit facility for an additional 12 months.

In connection with TAT's investment in FAvS, on October 1, 2010, TAT’s subsidiary, Limco-Piedmont agreed to extend a guaranty for $6.6 million regarding a debt incurred by FAvS in connection with the AeTR acquisition, by providing a letter of credit to the lender for FAvS. The guaranty was issued for a period of 15 months ending December 31, 2011 and its amount was reduced as such debt amortized in increments of $0.1 million per month. Limco-Piedmont was also granted a second lien on the assets of FAvS to secure the repayment obligations of FAvS in the event that the letter of credit was drawn upon. Limco-Piedmont also entered into an intercreditor agreement with the lender to FAvS which subordinated Limco-Piedmont’s claims if the letter of credit is drawn upon to the obligations of FAvS to the lender. Simultaneously with the execution of the Settlement Agreement with FAvS on June 30, 2011, as described further below, Piedmont agreed to extend the guarantee through June 30, 2013 and to continue to provide a letter of credit to secure such guaranty.  The amortization schedule for such debt was revised so that no amortization will occur until June 30, 2012.  Thereafter, the debt would be amortized at the rate of $0.2 million per month. The value of the guaranty was estimated by management at the amount of $0.1 million. As of June 30, 2011 the guaranty amount is $5.8 million.

With regards to loans in the total amount of $5,500 received by TAT from an Israeli bank, as of June 30, 2011, TAT did not meet a covenant relating to the ratio of TAT’s loan to TAT’s share in Bental’s net profit. TAT is in negotiations with the Israeli bank concerning the covenant and accordingly, the loan was classified as short term liability. In May 2011, TAT repaid $750 in accordance with the loan’s repayment schedule.

Entry into Consulting Agreement with Avi Ortal

In April 2011, Avi Ortal, the Chief Executive Officer of the Company’s subsidiary, Limco-Piedmont, Inc., advised TAT’s Board of his intention to terminate his employment on July 31, 2011.  On May 18, 2011, Mr. Ortal entered into a Consulting Agreement with TAT, effective for a period of eight  months following the termination of his employment, to provide part-time consulting services to TAT with respect to its U.S. based subsidiaries.

Settlement Agreement With First Aviation Services, Inc.

In order to settle the commercial dispute that existed between TAT’s subsidiary, Piedmont and FAvS, on June 30, 2011 Piedmont and FAvS entered into a Settlement Agreement and Release (the “Settlement Agreement”). Pursuant to the Settlement Agreement, each party fully released the other party and acknowledged that the settlement was a compromise of disputed claims and was not to be construed as an admission of liability or wrongdoing.  In addition, each party agreed not to disparage the other and Piedmont paid an aggregate of $700,000 to FAvS (which amount had been fully reserved during year 2010).

Simultaneously with the execution of the Settlement Agreement, Mr. Aaron Hollander, the Chief Executive Officer and controlling stockholder of FAvS, purchased 3,322,259 shares of Class A Common Stock of FAvS at a price of $.903 per share (for an aggregate amount of $3 million) which was higher than FAvS book value recorded in Piedmont’s books, while diluting Piedmont’s interest in FAvS from 36.6% to 30.3%. In addition, Piedmont agreed to extend its guarantee for the bank debt incurred by FavS to fund the AeTR transaction, as described above.

The Stockholders Agreement entered into in 2009 between Piedmont and Mr. Hollander was also amended to delete the reciprocal drag along rights and to provide that Piedmont may designate one member to the Board of Directors of FAvS (rather than the two members provided in the original agreement).  Finally, the Rights Agreement entered into in 2009 between Piedmont and FAvS was amended so that Piedmont’s right to approve certain material corporate actions by FAvS has been limited to the right to approve contracts or agreements with affiliates of FAvS.  The amendment also provided that the approval of Piedmont would not be required if FAvS seeks to raise additional capital from Mr. Hollander as long as the consideration that was paid by Mr. Hollander was not less than the consideration that would have been paid by a third-party in an arms-length transaction and would have been a fair, equitable and reasonable consideration under the circumstances.

In connection with the Settlement Agreement and the dilution in Piedmont’s interest in FAvS, the Company recorded, as of June 30, 2011, a gain in the amount of $0.24 million related to the $3 million capital investment in FAvS by Mr. Hollander which was at a higher share price than recorded at Piedmont books. Accordingly, the Company did not revaluate its remaining interest in FAvS as such capital investment was made by a related party, hence was not necessarily an indication for fair value.

Market Maker for TAT shares traded in Tel Aviv Stock Exchange

On August 15, 2011, TAT entered into a Market Making agreement for its shares traded on the Tel Aviv Stock Exchange (TASE) with Harel Finance Trade & Securities Ltd. for the purpose of improving liquidity of TAT shares. The agreement is for a 12 month period, subject for TASE’s approval. The agreement will be automatically extended in 12 month periods, unless otherwise terminated by either of the parties giving 30 days notice or in accordance with certain regulatory circumstances. TAT will pay an immaterial fee in connection with the said agreement.

Seasonality

None

Subsequent Event

On August 15, 2011, TAT's and Bental's boards of directors approved the grant of a loan, from Bental to TAT, in the total amount of approximately $ 0.7 million to be repaid in whole at the end of a 24 month period. The principal amount shall bear interest in accordance with the terms to be agreed between Bental and the lending bank (Back To Back) or any other terms to be agreed between Bental and TAT, which will be repaid on a quarterly basis. The principal amount may be repayable at any time at TAT sole discretion and can be offset against any amounts due to TAT from Bental. The loan is subject to the approval of Bental's shareholders' general meeting.

*  *  *  *  *

TAT’s executive offices are located in the Re’em Industrial Park, Neta Boulevard, Bnei Ayish, Gedera 70750, Israel, and TAT’s telephone number is 972-8-862-8500.

For more information of TAT Technologies, please visit our web-site:  www.tat-technologies.com

Yaron Shalem – CFO
TAT Technologies Ltd.
Tel: 972-8-862-8500
yarons@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in the company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Yaron Shalem
Yaron Shalem
Chief Financial Officer

Date: August 16, 2011